

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Guy Hebert
President, Chief Executive Officer and Director
Strateco Resources Inc.
225 Gay-Lussac
Boucherville, Québec, Canada J4B 7K1

> **Re:** **Strateco Resources Inc.**
> **Form 10-K**
> **Filed March 16, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **Filed May 11, 2010 and August 9, 2010**
> **File No. 000-49942**

Dear Mr. Hebert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 5

1.   Please clarify or provide the basis for your statement that "there exists no competition between companies involved in [the exploration of uranium]" on page 5. In addition, please reconcile this statement with your disclosure relating to forms of competition that you face (*e.g.*, competition relating to geologists and mining technicians or to the acquisition of claims). We refer to comment 2 in our letter dated October 20, 2008.

2.   Please provide the information required by Item 101(e) of Regulation S-K.

Risk Factors, page 7

3.   Please expand your risk factor subheadings to disclose a specific risk, and revise the risk factors to tailor the discussion to the risks faced by the company. For example, explain in a subheading how fluctuations in commodities prices would affect the company's results of operations or its shareholders, and revise the risk factor to explain how fluctuations in commodities other than uranium would affect the company. In addition, please consolidate the risks found here with the ones discussed on pages 80-81.

4.   We note your statement that you do not "presently have the financial resources required to finance all of [your] planned exploration and development programs" on page 7. Apart from your recent private offerings, please disclose how you intend on financing your announced exploration and related operations, including, for example, (i) your exploration program for the Matoush area properties in 2010 (see your press release dated January 29, 2010) or (ii) your announced plan to begin environmental studies (see the statements made by Mr. Hébert in "Strateco Resources: The Only Canadian Uranium Mine Applicant at CNSC," *Midas Letter* at *http://www.midasletter.com/news/09071401_Strateco-resources-the-only-canadian-uaranium-mine-applicant-at-cnsc.php*). If you intend to issue debt or equity to finance these programs, please discuss any risks related thereto, such as restrictive debt covenants or dilutive effects.

Properties, page 8

5.   We note your disclosure that you own options in respect of two mining properties. Please revise your disclosure to indicate whether there are any parties that may have rights that would adversely affect your ability to exercise these options. Please provide corresponding Risk Factor disclosure as appropriate.

6.   We note that these options are in the form of agreements. Please provide the basis for not filing these agreements and all other agreements referenced on page 9 as exhibits to your Form 10-K. See Item 601 of Regulation S-K.

7.   You have several "Item 2" captions, such as the one on page 8 titled "Item 2: Properties…," the one on page 11 titled "Item 2: Summary of Uranium…," and the one on page 55 titled "Item 2: Note Detailed uranium…." To avoid confusion, please revise all but the first caption on page 8 to reference a different item or sub item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

General

8.   Please include an "Overview" section describing the most important matters on which
        you are focusing in evaluating your financial condition and operating performance. To
        enhance an investor's understanding of your business, you should provide insight
        regarding material opportunities, challenges and risks on which you are focused in both
        the short and long term, as well as the steps you are taking to address them. Likewise,
        include a discussion of economic or industry-wide factors that are relevant to the
        company. Be sure to describe any known material trends or expected material changes in
        your capital resources as required by Item 303(a)(2) of Regulation S-K.

Liquidity, page 69

9.   We note you state, "Management is of the opinion that the Company requires more
        funding before the end of the year." Please tell us how you reconcile this statement, as
        well as your representation on page 80 that you have assessed your liquidity risk to be
        "moderate," each of which appear to indicate concern as to your ability to meet your
        obligations over the next 12 months, with the absence of any disclosure regarding
        substantial doubt as to your ability to continue as a going concern.

10.   Please provide the basis for your statement that in the past you have been able to raise
        capital through "*public*…equity offerings" on page 69 (emphasis added).

Results of Operations, page 71

11.   MD&A requires not only a "discussion" but also an "analysis" of known material trends,
        events, demands, commitments and uncertainties.   In this regard, MD&A should consist
        of more than a recitation of the financial statements in narrative form. Rather, you should
        provide an analysis of the changes in your financial condition and results of operations.
        For example, your discussion relating to the changes year-over-year in net loss merely
        recites numerical data rather than making clear for an investor how various items
        contributed to these changes. In addition, your analysis should be constructed based on
        discrete year-over-year comparisons (*e.g.*, 2009 versus 2008, 2008 versus 2007). In
        revising your discussion in this section, please refer to Item 303 of Regulation S-K and
        *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis
        of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at
        http://www.sec.gov/rules/interp/33-8350.htm. We also refer to comment 9 in our letter
        dated July 31, 2008.

Tabular Disclosure of Contractual Obligations as of December 31, 2009, page 74

12.   Please revise your contractual obligations table so that the related footnotes correspond to specific items in the table.

Related-Party Transactions, page 74

13.   Please provide the information required by Item 404 of Regulation S-K for each transaction you identify as a related party transaction on page 75, including the approximate dollar value of the particular related person's interest in the transaction.

Controls and Procedures, page 86

Internal Control over Financial Reporting, page 86

14.   We note you identified the framework you used to evaluate the effectiveness of your internal control over financial reporting. Please tell us whether this framework is consistent with the framework used by your accountants, which was stated in their report to be based on criteria established in *Risk Management and Governance/Guidance on Control,* published by the CICA's Criteria of Control Board. Refer to PCAOB Auditing Standard No. 5, paragraph 5, for further guidance.

15.   Though you state you evaluated the effectiveness of your internal control over financial reporting, as of December 31, 2009, and that you did not find any deficiency that could constitute a material weakness, it appears you have not concluded on the effectiveness of such evaluation, as required by Item 308(a)(3) of Regulation S-K. Accordingly, please amend your filing to provide your conclusion based upon your evaluation.

16.   Please amend your filing to disclose whether any change in internal control over financial reporting occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K, for further guidance.

Directors, Executive Officers and Corporate Governance, page 89

17.   Please complete the last sentence under Mr. Bergeron's biography on page 91.

18.   Please revise your disclosure under "—Involvement in certain legal proceedings" on page 92 to speak to a period of ten years as required by Item 401(f) of Regulation S-K.

19.   We note that you do not have a compensation committee because "compensation…of the employees…including the Company's executive officers is under the sole control and supervision of [BBH Géo-Management Inc.]" on page 96. Please reconcile this statement (i) with your disclosure regarding the objectives of your stock option plan on page 95 and

(ii) with your statement that (a) "the Company did not pay any compensation to its executive officers, except for Jean-Pierre Lachance" on page 96 and (b) "the Company did not pay any salary or other form of compensation to its executive officers except for Mrs. Ingrid Martin" on page 97.

Executive Compensation, page 96

20.   We note your statement that "[a]s a private company the information concerning the remuneration paid by BBH to the Company's executive officers and significant employee is considered confidential information" and, accordingly, that such information will be contained in your Management Information Circular and Proxy solicitations filed as an exhibit to your Form 10-Q. We also note that on May 11, 2010 you filed a Form 10-Q with your Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 22, 2010 filed as Exhibit 22. Please note that for future filings, because you are not required to file a definitive proxy statement pursuant to Rule 3a12-3(b) of the Exchange Act, information required by Part III of Form 10-K must be filed as part of your Form 10-K or, in view of your disclosure regarding Quebec law, as an amendment to your Form 10-K not later than 120 days after the end of your fiscal year. See General Instruction G to Form 10-K.

21.   Please describe in necessary detail how BBH Géo-Management Inc. determines the compensation of your named executive officers and directors and what role your board of directors has in any determination relating to executive and director salary compensation. In this regard, you may want to (i) explain why your board has determined that it is in the best interests of the company and its shareholders to utilize an external management company (especially in view of the fact that it is a related party) or (ii) expand your disclosure to explain any material differences in each named executive officer's pay.

22.   It is not readily apparent that your disclosure regarding your option awards was computed using the aggregate grant date fair value of such awards in accordance with Accounting Standards Codification Topic 718. Please provide your analysis. See *Proxy Disclosure Enhancements*, SEC Release No. 33-9089 at *http://sec.gov/rules/final/2009/33-9089.pdf*.

Certain Relationships and Related Transactions, and Director Independence, page 106

23.   Please describe your policies and procedures for the review, approval or ratification of your related party transactions as required by Item 404(b) of Regulation S-K.

Principal Account Fees and Services in Canadian Dollars, page 107

24.   Please provide the information required by Item 14(5)(ii) of Form 10-K.

Exhibit 31.1 and Exhibit 31.2

25. We note that you identify the wrong periodic report in paragraph 2, capitalized "registrant" and deleted the word "the" in paragraph 5 and use the word "controls" instead of "control" in paragraph 5(b). In future filings, the correct periodic report should be referenced and filed certifications should match *exactly* the form under Item 601(b)(31) of Regulation S-K. We issue this comment also in respect of your Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Notes to Financial Statements, page 5

Note 4 – Prior Years' Restatements, page 9

26. We note the restatements you made and disclose here, as well as your corresponding disclosures described elsewhere in your filing. Please tell us how you considered the nature and magnitude of each of these adjustments, as well as a related restatement adjustment you made to your U.S. GAAP financial statements, disclosed in Note 23, when evaluating the effectiveness of your controls and procedures as of December 31, 2008 and 2009 Forms 10-K. Also, tell us what changes you made or procedures you implemented to correct these deficiencies.

Financial Statements

Note 3 – Accounting Policies, page 7

Property and Equipment and Amortization, page 7

27. In future filings, please expand your disclosure to describe your basis used for recording property, plant and equipment.

Note 23 – The Effect of Applying United States Generally Accepted Accounting Principles, page 22

28. We note you present a non-U.S. GAAP subtotal preceding "Changes in non-cash working capital items," included in the "Operating Activities" section of your Canadian GAAP Statements of Cash Flows on page 4 of your financial statements. In future filings, please expand your disclosure to indicate that such subtotal is not permitted under U.S. GAAP.

Engineering Comments

Matoush Project page 14

29. We note in this section and other sections of your filing you describe your assets in terms of pounds of uranium. Our understanding of National Instrument 43-101 compliant resources is that these assets should be reported as an in-place tonnage and grade and not

be disclosed as only the units of contained or salable product, such as ounces of gold or pounds of copper. Please advise or revise.

Technical Reports page 25

30.   In your 2008 and 2009 resource estimates we note you use an estimated U_3O_8 price of US$55.00/ lb and US$75.00/lb, respectively. We prefer the use of the three-year average price for the estimation of reserves and resources in order to determine the reasonable prospect for economic extraction. Please tell us the basis for the prices you used to determine your resources in 2008 and 2009, and the affect of the price increase on your overall resource numbers.

31.   In addition, in an appropriate location of your filing, please include a discussion in regards to the current price of U_3O_8.

Apple Property page 50

32.   We note in this section of your filing you disclose a historical resource estimate of 9 million pounds of U_3O_8. Our understanding of National Instrument 43-101 historical estimates is that the source and date of the historical estimate should be identified, the relevance of the estimate should be noted, and the resource category should be disclosed. Please advise or revise.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibit 22

33.   We note that you paid BBH Géo-Management Inc. sums in great excess to the salaries paid by BBH Géo-Management Inc. to each of your named executive officers. Please revise your disclosure to include the percentage and dollar amount of such sums that is allocated to executive compensation. In addition, please describe the nature of the services that BBH Géo-Management Inc. provides for which the remaining portion of such sums is paid and how the amount of such remaining portion is determined.

Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

34.   Please note that Item 4 of Part II of Form 10-Q has been removed and reserved. Please be sure to report on the most current form of Form 10-Q available on the Commission's Web site. In addition, the information formerly required by Item 4 of Part II— Submission of Matters to a Vote of Security Holders—is required to be reported under Item 5.07 of Form 8-K, which is required to be filed within four business days starting on the day on which the meeting of security holders ended. See Instruction 1 to Item 5.07 of Form 8-K. Please note that the failure to timely file such report may affect your eligibility to report on Form S-3. See General Instruction I.A.3 of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610, with questions about engineering comments. Please contact Sirimal Mukerjee, at (202) 551-3340, or me, at (202) 551-3611, with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief